Exhibit 99.1

EZchip Recommends Shareholders Vote “FOR” the Proposed Mellanox Transaction

Urges Shareholders to Protect the Value of Their Investment and Vote Today

Deadline for Voting by Proxy by Internet or Telephone is
Wednesday, November 11, 2015

YOKNEAM, ISRAEL, November 09, 2015 – EZchip Semiconductor Ltd. (“EZchip” or the “Company”) (NASDAQ: EZCH), a leader in high-performance processing solutions for carrier and data center networks, today reiterated its Board’s unanimous recommendation that shareholders vote FOR the Merger Proposal with Mellanox Technologies, Ltd. (“Mellanox”) (NASDAQ: MLNX).

Under the terms of the agreement, shareholders will receive $25.50 in cash for each share of EZchip common stock they own. The EZchip Board of Directors unanimously recommends that shareholders vote “FOR” the proposed transaction with Mellanox as it strongly believes that the transaction:

•	Represents an attractive valuation for EZchip based on precedent semiconductor transactions, peer trading multiples and premium.
•	Represents immediate and certain value for shareholders, while also eliminating the execution risks and uncertain rewards for EZchip continuing on a standalone basis in a consolidating industry.

The Company notes that the EZchip Board carefully, in full exercise of its fiduciary duty to all shareholders, managed the comprehensive sale process to obtain the highest price available, including negotiating several price increases to Mellanox’s cash offer.

As previously announced, Institutional Shareholder Services (“ISS”) and Entropy Financial Research Services Ltd. (“Entropy”), leading independent proxy advisory firms in the U.S. and Israel  joined the EZchip  Board in recommending that EZchip shareholders vote FOR the Merger Proposal with Mellanox and FOR EZchip’s incumbent Board members and AGAINST Raging Capital’s two director nominees.

DO NOT BE MISLED BY RAGING CAPITAL, VOTE FOR THE MELLANOX TRANSACTION TODAY

Raging Capital recently wrote to EZchip shareholders claiming to be a good steward of shareholder value. In doing so, however, Raging has, on multiple occasions, made inaccurate and misleading statements  as part of a campaign to influence your vote.

Most recently, Raging has  claimed that the tier-1 data center customer wins EZchip mentioned in its November 5th press release regarding the Mellanox transaction are “BIG NEWS”. In reality, the Company previously disclosed these customer wins in August, 2015 as part of its second quarter 2015 results.

Despite EZchip’s NPS wins in 2015, there are significant headwinds for EZchip continuing on a stand-alone basis, particularly with respect to offsetting the loss of the Company’s traditional routing vendors with future NPS revenue. The Mellanox transaction eliminates execution risks and provides shareholders with immediate and certain value for their investment.

Do not be misled by Raging Capital. They are protected (with put options) against a decline in EZchip’s share price if the Mellanox transaction is not approved. YOU ARE NOT. It is extremely important that you vote as soon as possible, no matter how many shares you hold. If you have NOT already voted, please IMMEDIATELY vote FOR the Merger Proposal and FOR ALL of EZchip’s experienced director nominees and AGAINST Raging Capital’s two director nominees. Even if you have previously voted against the merger or for Raging Capital’s nominees on the GOLD proxy card, you have every right to change your vote prior to the shareholders meeting. Only your latest dated, validly executed vote will count. Time is limited as your vote must be received by the meeting, so please act today.

If you have any questions about the Annual General Meeting or need assistance in voting your shares, please contact the Company’s proxy solicitor, MacKenzie Partners, at Toll-free: (800) 322-2885 or Collect: (212) 929-5500.

For more information, please see EZchip’s Proxy Statement for the Annual General Meeting, dated October 13, 2015 (as supplemented by the Supplement to the Proxy Statement, dated October 26, 2015). Additional information can be found in an infographic recently mailed to EZchip shareholders and posted on the Company’s website.

About EZchip
EZchip is a fabless semiconductor company that provides high-performance processing solutions for a wide range of applications for the carrier, cloud and data center networks. EZchip’s broad portfolio of solutions scales from a few to hundreds of Gigabits-per-second, and includes network processors, multi-core processors, intelligent network adapters, high-performance appliances and a comprehensive software ecosystem. EZchip’s processing solutions excel at providing great flexibility and high performance coupled with superior integration and power efficiency.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance and the consummation of the merger with Mellanox Technologies, Ltd.These statements are only predictions based on EZchip's current expectations and projections about future events based on its current knowledge.There are important factors that could cause EZchip's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements.Those factors include, but are not limited to, the impact of general economic conditions, competitive products (including in-house customer developed products), product demand and market acceptance risks, customer order cancellations, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products and other factors indicated in EZchip's filings with the Securities and Exchange Commission (SEC).For more details, refer to EZchip's SEC filings and the amendments thereto, including its Annual Report on Form 20-F filed on March 31, 2015 and its Current Reports on Form 6-K (including EZchip’s Proxy Statement, dated October 13, 2015 (as supplemented on October 26, 2015)). EZchip undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

Important Additional Information
This communication is neither an offer to purchase nor a solicitation of an offer to sell securities. Shareholders are urged to read the Proxy Statement, dated October 13, 2015 (as supplemented on October 26, 2015), together with the Merger Agreement and other exhibits thereto, in their entirety because they contain important information. The Proxy Statement, dated October 13, 2015 (including the Merger Agreement with Mellanox Technologies, Ltd. and the fairness opinion received by the EZchip Board), has been filed by EZchip with the SEC and mailed to shareholders. The Supplement to the Proxy Statement, dated October 26, 2015, has been filed by EZchip with the SEC and is being mailed to shareholders. Shareholders may also obtain a free copy of these statements and other documents filed by EZchip with the SEC at the website maintained by the SEC at www.sec.gov by directing such requests to:

MacKenzie Partners, Inc.
Toll-free: (800) 322-2885
Collect: (212) 929-5500

Contacts

EZchip Investor Contact
Jeffrey A Schreiner
EZchip
+1-408-520-3676
jschreiner@ezchip.com

EZchip PR Contact
Daureen Green
EZchip
+972-4-959-6677
dgreen@ezchip.com

Additional Contacts
Joele Frank, Wilkinson Brimmer Katcher
Eric Brielmann / Kate Beers
415-869-3950
Sharon Stern / Adam Pollack
212-355-4449

MacKenzie Partners, Inc.
Bob Marese
212-929-5405